UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2008
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-9114
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
Mylan Puerto Rico Profit Sharing Employee Savings Plan
B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Mylan Inc.
1500 Corporate Drive, Canonsburg, Pennsylvania 15317
REQUIRED INFORMATION
     The following financial statements shall be furnished for the plan:
     1. In lieu of the requirements of Items 1-3, audited financial statements and schedules have been prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2008 and 2007.
     Exhibits:
     23. Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

MYLAN PUERTO RICO PROFIT SHARING EMPLOYEE SAVINGS PLAN
INDEX TO FORM 11-K
DECEMBER 31, 2008 AND 2007
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Mylan Puerto Rico Profit Sharing Employee Savings Plan Participants:
We have audited the accompanying statements of net assets available for benefits of the Mylan Puerto Rico Profit Sharing Employee Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Pittsburgh, Pennsylvania
June 19, 2009

MYLAN PUERTO RICO PROFIT SHARING EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	December 31,	December 31,
	2008	2007
Assets
Investments — At fair value	$285,560	$9,385,611

Receivables
Due from broker for securities sold	9,243,920	—
Employer contributions	980,820	950,298
Employee contributions	21,800	32,284

Total receivables	10,246,540	982,582

Net assets available for benefits	$10,532,100	$10,368,193

See Notes to Financial Statements

MYLAN PUERTO RICO PROFIT SHARING EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

Additions
Interest and dividends	$61,807
Employee contributions	548,018
Employer contributions	1,354,863

Total additions	1,964,688

Deductions
Administrative expenses	26,912
Benefits paid to participants	546,194
Net depreciation in fair value of investments	1,227,675

Total deductions	1,800,781

Net increase	163,907

Net assets available for benefits
Beginning of year	10,368,193

End of year	$10,532,100

See Notes to Financial Statements

MYLAN PUERTO RICO PROFIT SHARING EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008
1.	DESCRIPTION OF THE PLAN

General — The Mylan Puerto Rico Profit Sharing Employee Savings Plan (the “Plan”) was initially a non-contributory defined contribution plan covering all regular employees of Mylan Inc., a Delaware corporation, and Mylan Caribe Inc., a Vermont corporation (collectively, the “Company”). Participants must be residents of Puerto Rico. On March 29, 2001, the Company’s parent company, also known as Mylan Inc., a Pennsylvania corporation (the “Plan Sponsor”), approved a plan to amend and restate the predecessor plan to, among other things, add a cash or deferred arrangement under Section 1165(e) of the Internal Revenue Code of Puerto Rico, provide for participant directed accounts and limit all distributions to the lump-sum form. These changes became effective April 1, 2001. The Plan, as amended and restated, is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan provides only general information. For a complete description of the provisions of the Plan, please refer to the Plan document.

In connection with the foregoing, effective April 1, 2001, the Plan appointed Banco Popular (the “Trustee”) as the trustee and Wachovia Retirement Services (the “Recordkeeper”) as the recordkeeper. At such time, all assets were reinvested by the Recordkeeper at the direction of the participants. All of the Plan’s assets are held by the Trustee. On January 1, 2009, Merrill Lynch was appointed trustee, recordkeeper and custodian of the Plan (see Note 7).

Contributions — Each year, participants may contribute up to 10% of pre-tax annual compensation, as defined in the Plan, not to exceed $8,000, the maximum deferral amount specified by Puerto Rico law. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. All contributions to the Plan are directed by the participants to specific assets, specific funds or other investments permitted under the Plan. Beginning January 2008, the Plan Sponsor’s common stock, which had been an investment option, was frozen for any new contributions or transfers from the other existing investment options. During fiscal year 2008, the Plan offered six mutual funds, one common/collective trust fund and one fixed income fund as investment options for participants. On December 27, 2008, the mutual funds, common/collective trust fund, Mylan common stock and fixed income fund held by the Plan were liquidated and transferred to Merrill Lynch in preparation for the change in the custodian and recordkeeper (see Note 7). The transfer was finalized on January 2, 2009. As these assets were in-transit on December 31, 2008, they are included in the due from broker for securities sold receivable on the Statements of Net Assets Available for Benefits.

The Company contributes a matching contribution equal to 100% of the participant’s salary deferral contribution, up to 4% of the participant’s annual eligible compensation. In addition, the Company may contribute, at its sole discretion, an additional amount (“Discretionary Contribution”) to the Plan each fiscal year, to be allocated among the participants based on a uniform percentage of each participant’s annual compensation for that year.

Participant Accounts — Each participant’s account is funded with the participant’s contribution and allocations of the Company’s contributions and Plan earnings or losses. Allocations are based on the participant account balances or compensation, as defined by the Plan. The participant is entitled to the vested portion of their account.

Vesting — Participants are vested immediately in their contributions and Company matching contributions plus actual earnings. Vesting in the Company’s Discretionary Contribution is based on years of continuous service. For any Discretionary Contributions given by the Company for Plan years starting in 2007, a participant is fully vested after six years of credited service. The vesting schedule is as follows:

Years of	Vested
Service	Percentage
2	20%
3	40
4	60
5	80
6 or more	100%
Additionally, all participants become fully vested at age 65.

Loans to Participants — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50% of their vested account balance, whichever is lower, subject to hardship provisions. Loan transactions are treated as transfers between the investment fund and the loan fund. The maximum term of a loan permitted is 15 years for primary residence loans and five years for other hardship loans. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1%, as established or used by the Recordkeeper. Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits — A participant may receive the value of the vested portion of their account as a lump-sum distribution. Benefits are recorded by the Plan when paid. The Plan’s minimum automatic distribution of a terminated participant’s account is $1,000.

Forfeitures — Company Discretionary Contributions that are not vested upon termination of employment are forfeited and may be used to reduce the Company’s contributions for the year in which the forfeiture occurs. For the fiscal year ended December 31, 2008, $29,188 of forfeitures were used to offset employer contributions. For the fiscal year ended December 31, 2007, there were no forfeitures used to offset employer contributions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements of the Plan have been prepared on the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Sponsor to make estimates and assumptions that could affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are subject to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan investments are stated at fair value. Shares of mutual funds and common stock are valued at quoted closing market prices which, for mutual funds, represent the Net Asset Value (“NAV”) of shares held by the Plan at the end of the fiscal year. Money market funds and the common/collective trust funds are stated at fair value, which approximates cost plus accumulated interest earnings less distributions to date.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. The loans to participants are valued at amortized cost, which approximates fair value.

Administrative Expenses — All mutual funds incur expenses that reduce earnings in the fund and are reflected in the daily NAV. The amount of these expenses, stated as a percentage of assets, is called an expense ratio. The NAVs for the mutual funds are listed publicly and the same NAV applies whether the mutual fund is purchased on the open market or through the Plan. Expense ratios charged by mutual funds cover costs relating to investing, such as the mutual fund managers’ asset management fees and costs related to administration of the fund. Examples of administrative costs include issuing quarterly statements, operating a service center and having toll-free numbers available for the participants. Expenses incurred by the mutual funds are netted against earnings of the respective funds in the Statement of Changes in Net Assets Available for Benefits.

Other administrative expenses, including trustee, legal, auditing and other fees, are paid by the Company and are not considered expenses of the Plan.

3.	INVESTMENTS

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS No. 157”) for financial assets and liabilities and any other assets and liabilities carried at fair value. This pronouncement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Plan’s adoption of SFAS No. 157 did not have a material effect on the Plan’s Financial Statements.

As defined in SFAS No. 157, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, SFAS No. 157 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:
     Level 1:  Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
     Level 2:  Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.
     Level 3:  Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.
In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.
Financial assets and liabilities carried at fair value as of December 31, 2008 are classified in the table below in one of the three categories described above:
Financial Assets

	Level 1	Level 2	Level 3	Total
Participant Loan Fund	$—	$285,560	$—	$285,560

Total assets at fair value	$—	$285,560	$—	$285,560

At December 31, 2008, there were no liabilities held by the Plan.
Below is a summary of valuation techniques for Level 2 financial assets:
•	Participant Loan Fund — valued at amortized cost, which approximates fair value.

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2008	2007
RVST Income Fund II	N/A	$4,013,967
PIMCO Total Return Fund	N/A	1,655,035
Mylan Inc.- Common Stock	N/A	832,394
Janus Overseas Fund	N/A	561,048
During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual Funds	$985,115
Common/Collective Trust Funds	11,254
Common Stock — Mylan Inc.	231,306

Net depreciation in fair value of investments	$1,227,675

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5.	TAX STATUS

The Secretary of the Treasury for the Commonwealth of Puerto Rico has ruled that the Mylan Inc. Employees Profit Sharing Plan, the predecessor plan, qualified for tax exemption under the Internal Revenue Code of Puerto Rico (the “Puerto Rico Code”), as amended, effective April 1, 1989. In April 2003, the Plan obtained its determination letter from Treasury of the Commonwealth of Puerto Rico stating that the Plan, as then designed, met the requirements of Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, as amended and that the trust established thereunder was entitled to exemption from local income taxes. The Plan has been amended since receiving the determination letter. However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Puerto Rico Code and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of Mylan Inc. common stock. Mylan Inc. is the Plan Sponsor and therefore qualifies as a related party. At December 31, 2008 and 2007, the Plan held an investment of 51,407 and 59,205 shares of Mylan Inc. common stock. The fair value of Mylan Inc.’s common stock held by the fund at December 31, 2008 and 2007, was $508,411 and $832,394. For the fiscal year ended December 31, 2008, the Plan had no purchases of Mylan Inc. common stock and sold 7,798 shares of Mylan Inc. common stock with proceeds of $92,174. For the fiscal year ended December 31, 2007, the Plan purchased 53,575 shares of Mylan Inc. common stock at a cost of $927,535 and sold 45,301 shares of the Company’s common stock with proceeds of $759,737. On December 27, 2008, the Company’s common stock held by the Plan was liquidated and transferred to Merrill Lynch in preparation for the change in the custodian and recordkeeper (see Note 7). The transfer was finalized on January 2, 2009. As these assets were in-transit on December 31, 2008, they are included in the due from broker receivable on the Statements of Net Assets Available for Benefits.

Certain Plan investments consist of investments in funds administered by the Trustee of the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions.

7.	SUBSEQUENT EVENTS

On January 1, 2009, Merrill Lynch was appointed trustee, recordkeeper and custodian of the Plan. On December 27, 2008, the mutual funds, common/collective trust fund and fixed income fund held by the Plan were liquidated and transferred to Merrill Lynch in preparation for the change in the custodian and recordkeeper. The transfer was finalized on January 2, 2009. Participant assets were transferred to investment options that are reasonably similar to the investment options that were offered by the prior recordkeeper and that have comparable investment styles, objectives and risk and return characteristics.

Effective January 1, 2009, vesting in the Company’s Discretionary Contribution was changed to a three-year cliff vesting schedule. A transitional schedule will be followed for participants hired prior to January 1, 2009, whereby those participants will be 20% vested at two years of continuous service and 100% vested at three years of continuous service.

SUPPLEMENTAL SCHEDULE

MYLAN PUERTO RICO PROFIT SHARING EMPLOYEE SAVINGS PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 66-0473857, PLAN 001
DECEMBER 31, 2008

	(B) Identity of Issue,
	Borrower, Lessor, or	(C) Description of Investment Including Maturity Date,	(E) Current
(A)	Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	Value
*	Participant Loan Fund	Maturity dates from 8/14/2009 through 5/15/2017 and interest rates ranging from 5.00% to 9.25%	$285,560

		Total investments	$285,560

*	Party-in-interest
The information in this schedule has been certified as to its completeness and accuracy by the Custodian.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MYLAN PUERTO RICO PROFIT SHARING EMPLOYEE SAVINGS PLAN
/s/ Patricia A. Lang
Patricia A. Lang, Plan Administrator

June 26, 2009